

November 4, 2010

Ms. Rose C. Perri
Chief Financial Officer
Generex Biotechnology Corporation
33 Harbour Sq. Suite 202
Toronto, Ontario M5J2G2
Canada

> **Re:** **Generex Biotechnology Corporation**
> **Form 10-K for the year ended July 31, 2009**
> **Form 10-Q/A for the quarterly period ended January 31, 2010**
> **File No. 000-25169**

Dear Ms. Perri:

We have reviewed your September 7, 2010 and September 17, 2010 responses to our August 10, 2010 letter and have the following comment. In our comment we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q/A for the quarterly period ended January 31, 2010 filed June 11, 2010

Item 4. Controls and procedures
Evaluation of Disclosure Controls and Procedures, page 29

1.   We acknowledge your response to our previous comment four. Please clarify for us why you believe your disclosure controls and procedures were effective at the end of your first and second quarters of fiscal 2010. In your response, please address the following additional comments:
   - Please clarify how your initial interpretation of the new guidance in ASC 815-40-15 did not require liability treatment. It is unclear as to your basis for your initial interpretation given that it was specifically adopted to clarify the initial guidance from EITF 01-6.
   - Please clarify your rationale for asserting that your initial interpretation of the new guidance was "consistent with the generally prevailing interpretation in effect in the accounting industry at the time you prepared the financial statements" when firms and

publications addressed the accounting for down-round provisions before the effective date.

- Please explain to us why you characterize the guidance in Example 9 at ASC 815-40-55-33 and 55-34 as relatively obscure when it is presented with equal prominence with all other examples. Given that the guidance in this example is directly on point, it appears that you may have overlooked or ignored this guidance in assessing its applicability on your financial statements. Please explain how this is indicative of exercising reasonable judgment in the context of assessing your disclosure controls and procedures when you are required to assess the applicability of all new accounting guidance.

- Please tell us the name of the outside accounting firm you used to assess the applicability of new accounting guidance. Please tell us whether this firm is registered with the PCAOB and what experience it has with US GAAP, in general, and specifically with the accounting for derivatives. Please explain to us how you assess whether they are technically proficient with existing and new guidance.

- Please explain to us the nature of the interpretive guidance you assert that staff of the Commission provided you. We merely referred you to Example 9 at ASC 815-40-55-33 and 55-34 which provides an interpretation of the guidance in ASC 815-40-15-7 through 15-7I.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding this comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant